Exhibit 99.1

News Release

Louisiana’s Coastal Protection and Restoration Authority Selects Stantec for

Mid-Breton Sediment Diversion Project

EDMONTON, AB; NEW YORK, NY (March 1, 2018) TSX, NYSE:STN

Louisiana’s Coastal Protection and Restoration Authority (CPRA) has selected Stantec to provide engineering, geotechnical, surveying, and other technical design services for the Mid-Breton Sediment Diversion project. A key component of Louisiana’s Comprehensive Master Plan for a Sustainable Coast, the project is one of only two large-scale sediment diversions in the world.

The project is part of the Mississippi River Mid-Basin Sediment Diversion Program, which also includes the proposed Mid-Barataria Sediment Diversion. These two efforts will be the first controlled sediment diversions reconnecting the Mississippi River with its delta. A cornerstone of Louisiana’s Coastal Master Plan, these diversions will provide sediment, water, and nutrients to the basins in order to build, maintain, and sustain the wetlands, complementing the billions of dollars that have been or will be invested in coastal protection and restoration projects, such as marsh creation projects, which utilize Mississippi River sediments dredged from the river.

In October, 2017, CPRA issued a Request for Statement of Interest and Qualifications (RSIQ) to eligible firms interested in the engineering and design portion of this project. Teams submitted written proposals and a selection committee evaluated these proposals. In January, 2018, CPRA conducted oral presentations with the teams.

“We were fortunate to have high quality proposals making this an extremely highly competitive process. The State is confident Stantec will bring the local experience and global expertise needed to help us design a project that will be transformational for coastal Louisiana,” said CPRA Executive Director, Michael Ellis.

Stantec brings more than 40 years of local experience with offices in Baton Rouge and New Orleans, and has implemented world-class engineering and design solutions throughout South Louisiana.

“Louisiana leads the world in planning and executing projects to protect and restore critical coastal landscapes. We at Stantec have a deep passion for supporting and improving critical infrastructure and the natural ecosystems that are important to the communities we serve. This opportunity to serve the State of Louisiana and design this unique and high-profile project is welcomed and we look forward to delivering it in an exceptional manner,” said Steve Mathies, Stantec global practice leader for Coastal Restoration.

The Stantec team will serve a critical role in an innovative project delivery method known as Construction Management at Risk (CMAR). Under this model, CPRA will hire the construction contractor during the early design phase to collaborate with the project Design Team on engineering, constructability, scheduling and costing. It is anticipated that CPRA will release a Request for Qualifications for CMAR services in the first quarter of 2019.

The Project at a Glance

The Mid-Breton Sediment Diversion structure will be located in Plaquemines Parish, Louisiana on the east bank of the Mississippi River, near Wills Point, approximately at Mississippi River Mile 69. The diversion complex is anticipated to include an inlet channel, a gated structure at the Mississippi River Levee, a conveyance channel, outlet channel complex, interior drainage improvements, and highway accommodations. Engineering and design of this project will begin immediately and run concurrently with the permitting process required by the National Environmental Policy Act (NEPA) that is being led by the U.S. Army Corps of Engineers. Construction will begin soon after the engineering phase and the permitting process are complete.

A Natural Louisiana Landscape in Need

Louisiana’s Coastal Master Plan identifies sediment diversions as necessary projects to create a more sustainable coastal Louisiana landscape. The Breton Basin is an area that has experienced significant land loss due to sediment deprivation, hydrologic alteration, subsidence, sea level rise, and salt water intrusion. Since the Mississippi River was leveed in the 1930s, the Breton Basin and Mississippi River Delta have lost approximately 700 square miles (or 447,000 acres) of land, representing one of the highest land loss rates in the world.

Louisiana’s continued land loss has significant negative impacts to Louisiana citizens, economy, commerce, infrastructure, and culture. Furthermore, the collapse of coastal Louisiana would negatively impact the entire country: Louisiana’s coast provides protection for infrastructure that supplies 90% of the nation’s outer continental oil and gas, 20% of the nation’s annual waterborne commerce, 26% (by weight) of the continental U.S. commercial fisheries landings, and winter habitat for five million migratory waterfowl. Sediment diversions will boost the local economy creating jobs for Louisiana citizens, reduce risk from hurricane storm surge, and preserve Louisiana’s infrastructure and culture.

To learn more, visit the program’s webpage: Mississippi River Mid-Basin Sediment Diversion Program. Click for Additional Sediment Diversion Resources, Mid-Breton Educational Brochure, FAQ document.

About the Louisiana Coastal Protection Agency

Louisiana Coastal Protection and Restoration Authority is the single state entity with authority to develop, articulate, implement, and enforce a comprehensive coastal Master Plan of unified vision, to reduce tropical storm surge flood impact, to restore our bountiful natural resources, to build land to protect our nation’s critical energy infrastructure, and to secure Louisiana’s coast now and for future generations.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed contract referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Stantec Media Contact	Stantec Investor Contact	CPRA Media Contact
Danny Craig	Sonia Kirby	Chuck Perrodin
Stantec Media Relations	Stantec Investor Relations	CPRA Media Relations
Ph: 949-923-6085	Ph: 780-616-2785	Ph: 225-342-7615
danny.craig@stantec.com	sonia.kirby@stantec.com	Chuck.Perrodin@LA.GOV

Design with community in mind